Exhibit 6.12

TERMS AND CONDITIONS

FOR

PAYPAL WORKING CAPITAL ACCOUNT

THIS DOCUMENT CONSISTS OF THREE (3) PARTS: 1. PAYPAL WORKING CAPITAL IMPORTANT DISCLOSURES, 2. PAYPAL WORKING CAPITAL CONSENTS, AND 3. PAYPAL WORKING CAPITAL ACCOUNT AGREEMENT.

THE AGREEMENT LEGALLY BINDS YOU AND THE LENDER. PLEASE READ IT CAREFULLY ALONG WITH THE CONSENTS AND THE IMPORTANT DISCLOSURES. WITH LIMITED EXCEPTION, THE AGREEMENT REQUIRES THE USE OF ARBITRATION ON AN INDIVIDUAL BASIS TO RESOLVE DISPUTES, RATHER THAN JURY TRIALS OR CLASS ACTIONS, AND LIMITS THE REMEDIES AVAILABLE TO YOU IN THE EVENT OF A DISPUTE.

PayPal Working Capital is a business loan offered by WebBank, member FDIC, for qualified business applicants who maintain qualified PayPal accounts through which Business PayPal Sales Proceeds are processed through PayPal.

All Capitalized Terms used herein are as defined in the PayPal Working Capital Account Agreement.

By submitting an Application for PayPal Working Capital, You request on behalf of Your Business that WebBank establish an Account. You understand that all information provided in the Application must be accurate and verifiable. The Account established shall be used for business purposes only and shall be governed by the Terms and Conditions for the PayPal Working Capital Account.

PART 1. PAYPAL WORKING CAPITAL IMPORTANT DISCLOSURES

NOTICE TO BORROWER: (1) CAUTION - IT IS IMPORTANT THAT BORROWER THOROUGHLY READ THE FOLLOWING DISCLOSURES BEFORE BORROWER AGREES; (2) BORROWER SHOULD RETAIN A COPY OF THESE DOCUMENTS, INCLUDING THE AGREEMENT, WHICH OBLIGATES THE BORROWER.

Important information about procedures for opening a new account. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions such as the Lender obtain, verify, and record information that identifies each person who opens an account. What this means for Borrower: When Borrower opens an Account, Lender will obtain Borrower's name, address, date of birth (for Authorized Representative) and other information that will allow Lender to identify Borrower. Lender will verify this information with Borrower, Authorized Representative or others.

Identifying information for legal entities. The Lender may be required to obtain the name, address, date of birth, Social Security Number and other identifying information for a Controlling Manager and certain Owner(s) of Borrower (as applicable) that will allow Lender to identify said individuals. Lender will verify this information with Borrower, Authorized Representative or others.

PayPal and Lender are not affiliated. PayPal is a registered trademark of PayPal, Inc. and the use of the term PayPal in connection with the PayPal Working Capital Account is pursuant to a license granted to WebBank.

Right to cancel. Notwithstanding any other provision of the PayPal Working Capital Account Agreement, Borrower shall have the right to close the PayPal Working Capital Account within the Cancellation Period, provided that the entire Loan Amount is refunded to the Lender within the Cancellation Period. See Section 10 of the Agreement for additional requirements for cancellation.

PART 2. PAYPAL WORKING CAPITAL CONSENTS

Electronic Consents

A.	Important Notice: In order to complete this Application online, the Lender must provide Borrower with certain disclosures required by law and Borrower must agree to these disclosures, including the Terms and Conditions of the Agreement, electronically. The Lender is providing these disclosures to Borrower online and Borrower can agree to the Terms and Conditions electronically only if Borrower consents to electronic receipt of the Agreement and other disclosures referenced herein.

B.	Consent to Electronic Communications: By checking “I agree to have the Terms and Conditions of the Agreement and my Account information presented to me electronically,” which You, on behalf of the Business, hereby adopt as Your electronic signature, You consent and agree that:

•	The Lender can provide all information and disclosures required by law to You electronically.
•	Your electronic signature on the Agreement and related documents has the same effect as if You signed them in ink.
•	You are requesting a loan on the Account electronically at a website operated by or on behalf of the Lender for that purpose, and Your use of that website to obtain a loan is Your electronic signature and will have the same effect as if You signed the request for a loan in ink.

•	The Lender can send important communications and disclosures to You electronically via a website or to the email address that You have provided to the Lender for that purpose.

C.	Applicability of Consent. This consent applies to acceptance of the Terms and Conditions of the Agreement, the opening of the Account, to all future communications with You at any time, and to other communications, notices and disclosures that the Lender provides to You by email. All communications provided electronically will be deemed to be “in writing.”

D.	Hardware and software requirements. In order to access and retain electronic communications, You will need the following computer hardware and software:

•	a computer with an Internet connection;
•	a current web browser that includes 2048-bit encryption (e.g. Internet Explorer version 10.0 and above, Firefox version 27.0 and above, Chrome version 33.0 and above, or Safari 7.0 and above) with cookies enabled;
•	Adobe Acrobat Reader version 8.0 and above to open documents in .pdf format;
•	a valid email address (that matches Your primary email address on file with PayPal); and
•	sufficient storage space to save past communications or an installed printer to print them.

We will notify You if there are any material changes to the hardware or software needed to receive electronic communications from Lender. By giving Your electronic consent below You are confirming that You have access to the necessary equipment and are able to receive, open, and print or download a copy of any communications for Your records. You may print or save a copy of these communications for Your records as they may not be accessible online at a later date.

E.	Maintaining Consent Throughout Repayment Period. You understand and agree that for the duration of the loan repayment You will not seek to or withdraw consent to receipt of electronic communications relating to the Account.

F.	Federal Law. You acknowledge and agree that Your consent is being provided in connection with a transaction affecting interstate commerce that is subject to the federal Electronic Signatures in Global and National Commerce Act, and that You and We both intend that the Act apply to the fullest extent possible to validate Our ability to conduct business and communicate with You by electronic means.

G.	Electronic Signatures. You acknowledge that by clicking on the “I agree to have the Terms and Conditions of the Agreement and my Account information presented to me electronically,” button, You are indicating Your intent to sign up for electronic communications and that this shall constitute Your signature.

Data Sharing

As set forth in the Agreement, Borrower consents to Lender’s providing information that it maintains about the Borrower to PayPal. Borrower authorizes the Lender to share with PayPal customer and Account information, as well as experiential, transactional, and repayment information regarding Your activity with the Lender including amounts owed to Lender under this Agreement. The reasons Lender may share information about You includes, but is not limited to:

•	for purposes of compliance with anti-money laundering laws and compliance with OFAC sanctions programs;
•	pursuant to grand jury subpoenas or other valid legal processes;
•	for purposes of reporting suspect information in cases of confirmed credit fraud; and
•	for purposes of marketing PayPal’s products and services.

Borrower also authorizes PayPal to share with the Lender experiential and transactional information regarding Your activity with PayPal including PayPal Account balances. You acknowledge and agree that the Lender may use certain PayPal information, such as fraud and risk information, seller information, and experiential and transactional information, in Account opening, management, and credit decisions for Your Account.

PART 3. PAYPAL WORKING CAPITAL ACCOUNT AGREEMENT

The following section is the PayPal Working Capital Account Agreement between WebBank, member FDIC, and the Borrower, which sets forth the terms and conditions of the PayPal Working Capital Account. This Agreement is deemed to have been entered into between the Lender and Borrower as of the date of acceptance of the Agreement by the Lender.

For purposes of this Agreement, the Loan Amount, Loan Fee, Repayment Percentage and aggregate Total Payment Amount of Business PayPal Sales Proceeds to be transferred to Lender are:

					Minimum
					Payment
		Loan	Repayment	Total Payment	(Required Every
Borrower	Loan Amount	Fee	Percentage	Amount	90 Days)

SlideBelts Inc.	$125,000	$1,912	30%	$126,912	$12,691

Definitions

As used in this Agreement, the following words have meanings as specified below:

1.	"Account" means the PayPal Working Capital business loan extended by WebBank that is the subject of this Agreement;

2.	"Agreement" or "PayPal Working Capital Account Agreement" means this PayPal Working Capital Account Agreement, setting forth the terms and conditions of the Account;

3.	"Application" means the application You submit for purposes of obtaining an Account;

4.	"Authorized Representative" means the Owner or any individual, each of whom is at least 18 years of age, who has been authorized by the Business to open and access the Account. Lender may ask to see documentation confirming the appointment of the Authorized Representative;

5.	"Back Up Funding Sources" means the sources of payments used to fund transactions in Your PayPal Account in excess of Your PayPal Account balance, including, without limitation, bank account(s), debit card(s) and/or credit card(s) balances;

6.	"Business," "Borrower," "You" and "Your" mean the business that is the party entering into this Agreement, for which the PayPal Working Capital Account is opened;

7.	"Business PayPal Sales Proceeds" means all funds processed through Your PayPal Account while You have an active PayPal Working Capital loan, excluding funds from loan proceeds (including the Loan Amount) or merchant cash advances, reversals, transactions made between accounts linked to Your PayPal Account and any non-business person-to-person transactions conducted in Your PayPal Account. For the sake of clarity, all such qualifying funds added to Your PayPal Account, regardless of sources or currencies, constitute Business PayPal Sales Proceeds;

8.	"Cancellation Period" means the period of time between delivery by Lender of the Loan Amount and 72 hours thereafter, during which time Borrower may terminate this Agreement pursuant to the terms set forth in Section 10 of this Agreement;

9.	"Controlling Manager" means an individual with significant responsibility to control, manage, or direct business decisions for Borrower;

10.	"Lender" or "WebBank" means WebBank, member FDIC;

11.	"Loan Amount" means the single, fixed payment that Lender will extend to Borrower, as set forth in the table above;

12.	"Loan Fee" means the one-time origination fee charged by the Lender to enter into the transactions contemplated by this Agreement, as set forth in the table above;

13.	"Minimum Payment" means the amount Business is required to pay Lender every 90 days as described in Section 2.C of this Agreement;

14.	"Outstanding Total Payment Amount" means the Total Payment Amount, less the aggregate amount of all Repayment Amounts and any other payments that have already been received by Lender;

15.	"Owner" means any parent company, equity holder, or managing member of Business;

16.	"PayPal" means PayPal, Inc., and its affiliates, including Bill Me Later, Inc.;

17.	"PayPal Account" means the PayPal Account, identified by the PayPal Business account ID number, through which funds are sent and received by the Business as Business PayPal Sales Proceeds;

18.	"Processor" means PayPal, acting in its capacity as payment processor for Business;

19.	“Repayment Amount” means each portion of Your Business PayPal Sales Proceeds, calculated by applying the Repayment Percentage thereto, automatically transferred to Lender by PayPal on behalf of Business in the manner described in this Agreement;

20.	"Repayment Percentage" means the percentage set forth in the table above that is applied to all Business PayPal Sales Proceeds in order to calculate each Repayment Amount;

21.	"Total Payment Amount" means the sum of the Loan Amount plus the Loan Fee to be paid to Lender by Business under this Agreement in order to extinguish all obligations to the Lender, as set forth in the table above; and

22.	"We," "Us," and "Our" means the Lender.

Account Terms

1.	Business Purpose

You agree that this Account shall be used only for commercial or business purposes, in the ordinary course of business, and not for personal, family, or household purposes. Specifically, You understand that Your agreement not to use this Account for personal, family or household purposes means that important duties imposed upon Us, and important rights conferred upon a consumer, pursuant to certain federal or state laws, do not apply to this Account.

You further agree that the Account shall not be used for, or in connection with, any purchase of real estate or any other real property interests, and that no real estate or real property is being pledged as collateral under this Agreement.

You also agree that Lender has no obligation to determine whether any given use of the Account conforms to this "Business Purpose" section of this Agreement. You agree that a breach by You of this "Business Purpose" section will not affect Lender’s right to enforce Your promise to pay for the credit extended, including related charges, or to use any remedy legally available to Us even if that remedy would not have been available had the Account been established as a consumer credit account.

2.	Promise to Pay

A.	Borrower’s Obligation to Pay. In consideration of the Lender’s extending the Loan Amount to the Business, the Business agrees to pay the Lender the Total Payment Amount set forth in this Agreement in accordance with the terms of this Agreement.

B.	Automatic Deductions from Business PayPal Sales Proceeds. Business explicitly authorizes and directs Lender to direct that PayPal transfer to Lender, each Repayment Amount, until the Total Payment Amount has been delivered to Lender. The Business further explicitly authorizes and directs PayPal to transfer to Lender the Repayment Amounts, as set forth in this Agreement.

C.	Minimum Payment Requirement. Business agrees to pay to Lender the Minimum Payment every 90 days beginning at the end of the Cancellation Period and ending when the Total Payment Amount has been delivered to Lender. The Minimum Payment is due in each 90-day period that the Account is open, irrespective of the amount paid in any previous 90-day period. The Minimum Payment is 5% of the Total Payment Amount for loans expected to be repaid in 12 months or more and 10% of the Total Payment Amount for loans expected to be repaid in less than 12 months (based on Your PayPal account history).

D.	Catch-up Payments. If PayPal does not transfer the Repayment Amount(s) from Your PayPal Account because there are insufficient funds in Your PayPal Account at the time of the attempted transfer, subject to Section 2.E below, Lender shall direct PayPal to deduct from Your PayPal Account any available funds, at that time and any time thereafter, as funds become available, until the Repayment Amount(s) owed have been delivered to Lender in full. Business further explicitly authorizes and directs PayPal to transfer to Lender any such amount(s). These Catch-up Payments are in addition to any later Repayment Amount(s) that become due and owing to the Lender pursuant to this Agreement. Catch-up Payments may result in multiple deductions from Your PayPal Account at irregular times.

E.	Limits on Catch-up Payments. If, at any point after the first thirty (30) days of the loan, uncollected and Catch-up Payments account for more than 50% of the cumulative balance due on the Account, Business will be in default under Section 12 of this Agreement.

F.	Transfer Cure. In addition to the rights set forth in Section 2.D above, if PayPal does not transfer the Repayment Amount(s) from Your PayPal Account for any reason, Lender can direct that PayPal deduct from Your PayPal Account any available funds at that time and any time thereafter, as funds become available, until the Repayment Amount(s) owed have been delivered to the Lender in full. Business further explicitly authorizes and directs PayPal to transfer to Lender any such amount(s).

G.	Completion of Transfers. Once the total of all Repayment Amounts (and any other payments) transferred to Lender equals the Total Payment Amount, Business shall have no further obligation to Lender under this Agreement, unless Business has defaulted and incurred obligations as set forth in Section 12 of this Agreement.

H.	Multi-Currency Balances/ Conversion. If any transaction processed through Your PayPal Account results in Business PayPal Sales Proceeds in a currency other than U.S. dollars, the Repayment Amount will be determined as follows:

1.	Calculating the amount of the transaction in U.S. dollars (using the currency conversion rate described in Your PayPal Account User Agreement); and
2.	Multiplying that U.S. Dollar amount by the Repayment Percentage.

The Repayment Amount will then be deducted from the U.S. dollar balance of Your Business PayPal Sales Proceeds. If there is an insufficient U.S. dollar balance to cover the Repayment Amount, PayPal will convert funds from Your non-U.S. dollar Business PayPal Sales Proceeds into U.S. dollars to cover such deficiency. In such event, PayPal’s conversion rates and fees, as defined in the PayPal Account User Agreement, will apply. PayPal is solely responsible for any conversion of non-U.S. dollar balances of Your Business PayPal Sales Proceeds, which will occur in Your PayPal Account, and Lender shall have no responsibility for such conversions, including with respect to the timing of any conversion or the applicable conversion rates or fees that are applied.

3.	Security Interest

As security for (i) Business’s obligation to pay the Total Payment Amount and (ii)Business’s obligation to pay all other obligations and liabilities owed to Lender by Business from time to time under this Agreement or any other document or agreement now or hereafter entered into between Lender and Business (collectively, the “Secured Obligations”), Business hereby grants, assigns and pledges to Lender a continuing and unconditional lien on and security interest in and to the following, whether now owned or hereafter acquired or arising and wherever located (collectively, the “Account Collateral”): (a) the Business’s PayPal Account, any other PayPal account of the Business and all balances in such PayPal accounts; (b) all general intangibles (as that term is defined in Article 9 of the Uniform Commercial Code as in effect in the State of Utah), all payment intangibles, all rights to payment, and all other rights (whether arising under common law, statutes, regulations, or otherwise), of the Business, in each case, arising with respect to, or in connection with, the Business’s PayPal Account and/or any other PayPal account of the Business (c) all money, cash equivalents, and other assets of the Business that now or hereafter come into the possession, custody, or control of the Lender or PayPal (or any of their respective agents or designees); and (d) all of the proceeds (as such term is defined in the applicable UCC) and products, whether tangible or intangible, of any of the foregoing.

In furtherance of the intentions of the parties hereto, this Agreement shall constitute written notice to all interested parties of Lender’s security interest in the Account Collateral. The Business acknowledges and agrees that so long as any of the Secured Obligations remain outstanding, the Business’s PayPal Account and any other PayPal account of the Business and any funds on deposit from time to time therein shall be under the sole dominion and control of Lender. Neither the Business nor any other person or entity, acting by, through or under the Business, shall have any control over the use of, or any right to withdraw any amount from such PayPal accounts without the consent of Lender, provided that Lender shall be deemed to have granted such consent until such time as the occurrence of a default under this Agreement. In addition, Lender shall have the exclusive rights (i) to require that any bank or securities intermediary at which any Account Collateral may be located acknowledge Lender’s security interest in and control of the Account Collateral for purposes of perfecting Lender’s security interest therein and (ii) to direct and provide instructions to such bank or securities intermediary as to the disposition of the Account Collateral to fulfill Business’s Secured Obligations herein.

The security interest created in favor of Lender by this Agreement secures the payment and performance of all of the present and future Secured Obligations of the Business under this Agreement and/or in respect of the Account (including, without limitation, reasonable attorney’s fees and expenses and any interest, fees, or expenses that accrue after the filing of a bankruptcy or other insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in such bankruptcy or other insolvency proceeding) so long as any of the Secured Obligations remain outstanding.

4.	Borrower Covenants, Representations and Warranties

A.	Business Covenants. Business agrees to comply with the covenants in this Agreement and to be bound by the terms and conditions of this Agreement. In this regard, Business irrevocably agrees that during the term of this Agreement, Business shall:

1.	Maintain its PayPal Account in good standing;
2.	Comply with its PayPal Account agreement for processing payments for the duration of this Agreement;
3.	Maintain PayPal as a preferred payment method set forth on Business’ website and/or checkout options in a no less favorable position than as provided on the date of this Agreement;
4.	Not take any action to discourage PayPal use or permit any event to occur which could have an adverse effect on the acceptance, authorization or use of PayPal by purchasers of the Business’ products and/or services or allow any event to occur that could cause a diversion of any of the Business’ PayPal Sales Proceeds from PayPal to any other entity;
5.	Maintain its existing line(s) of business throughout the course of this Agreement, including with respect to any additional product lines or services that are related to those currently being offered through its PayPal Account;
6.	Conduct its business in a manner consistent with past practice;
7.	Not withdraw funds from its PayPal Account prior to Lender’s receiving Business PayPal Sales Proceeds due and owing to Lender as set forth in this Agreement;
8.	Conduct its business under the name provided herein and maintain any and all of its physical or virtual places of business, unless Business provides prior written notification to Lender and Lender does not object to the same;
9.	Not allow another person or company, including without limitation a franchisor company (if Business is a franchisee), to assume or take over the operation and/or control of the Business’ business or business location, whether physical or virtual;
10.	Not sell, dispose, convey or otherwise transfer any of its business or assets (other than in the ordinary course of business), or grant a lien on any of its Business PayPal Sales Proceeds, without Lender’s prior written consent;
11.	Not permit any event to occur that could cause diversion of any of the Business PayPal Sales Proceeds from Lender to any other entity;
12.	Maintain all of Your contact information current, including primary email address for Your Account, Your phone number, and physical address so that Lender can communicate with You electronically; and
13.	Cooperate fully with Lender to take all necessary actions required to effectuate each of its obligations hereunder, including but not limited to signing any and all documents Lender deems necessary or appropriate.

B.	Business Representations and Warranties: Business represents and warrants that as of the date of this Agreement and during the term of this Agreement:

1.	Authorization. Business, acting through its Authorized Representative, has the power and authority to enter into and perform its duties and obligations under this Agreement and any documents required to facilitate the transactions contemplated by this Agreement. This Agreement is fully binding on Business. Business is not a party to any contract nor is it aware of any existing situation that would prevent Business from entering into this Agreement. Business has taken all necessary action to authorize its execution and delivery of, and performance under, this Agreement. Business is solvent and fully authorized to agree to pay to Lender the Repayment Amounts for as long as the Total Payment Amount remains outstanding.
2.	Business PayPal Sales Proceeds. Business has not sold and is not subject to any other contract or agreement that provides for the sale, assignment or any other transfer of any interest in the Business PayPal Sales Proceeds as of the date of this Agreement. The Business PayPal Sales Proceeds are not subject to any claims, charges, liens, restrictions, encumbrances or security interests of any nature whatsoever. The Business PayPal Sales Proceeds are and will be the proceeds of bona fide transactions of Business’ customers arising out of the sale of goods and/or services in the ordinary course of Business’s business through PayPal.

3.	Approvals and Taxes. Business possesses and is in compliance with all permits, licenses, approvals, consents and any other authorizations necessary to conduct its business. Business is in compliance with, and the execution of this Agreement and consummation of the transaction contemplated herein will not conflict with, (i) any and all applicable federal, state and local laws and regulations, (ii) any agreements to which Business is a party, and (iii) Business’ articles or certificate of incorporation, bylaws, or other organizational documents. Business possesses all requisite permits, authorizations and licenses to own, operate and lease its properties and to conduct the business in which it is presently engaged. Business will promptly pay all necessary taxes, including but not limited to employment, sales and use taxes.
4.	Other Proceedings and Bankruptcy. There is no action, suit, claim, investigation or legal, administrative, or arbitration proceeding pending or currently threatened whether at law or in equity or before any federal, state, local, foreign or other court, governmental department, commission, board, bureau, agency or instrumentality (collectively, “Governmental Authorities”) against Business.
5.	Good Standing. Business is validly existing and in good standing under any applicable laws of its state of organization. Business has all requisite power and authority to borrow funds and to own, lease, pledge and operate its properties and assets and to carry on its business as presently conducted.
6.	Conflicts With Other Agreements. The execution and delivery of, the consummation of the transactions contemplated hereunder, and compliance with the provisions of this Agreement, do not and will not conflict with other agreements to which Business is a party or beneficiary, or result in any of the following: (1) violation or default of other agreements to which Business is a party; (2) entitlement of any person or entity to receipt of notice or right of consent; (3) a right of termination, cancellation or acceleration of any obligation or to loss of a benefit; (4) any increased, additional, accelerated or guaranteed rights or entitlement of any person or entity; or (5) creation of any claim on the properties or assets of Business.
7.	Compliance With Laws. Business is in compliance with all statutes, rules, regulations, orders or restrictions of all applicable Governmental Authorities. All federal, state, local and foreign tax returns and tax reports, and all taxes due and payable arising therefrom required to be filed by Business have been or will be filed and paid, on a timely basis (including any extensions). All such returns and reports are and will be true, correct and complete. Business has no material liabilities and, to the best of its knowledge, knows of no material contingent liabilities, except current liabilities incurred in the ordinary course of business. The Business PayPal Sales Proceeds are currently and in the future will be generated in the ordinary course of the conduct of commerce or business.
8.	Processing Fees. Business shall be solely responsible for the payment of any fees and charges imposed with respect to its PayPal Account or any processing agreement with PayPal. The Total Payment Amount does not include processing fees deducted from the Business PayPal Sales Proceeds.
9.	Business’s Transactional Information. Business hereby agrees to provide to Lender, from time to time at Lender’s request, transaction files maintained by Business, and any other information related to past volumes, Business PayPal Sales Proceeds, or the transactions contemplated by this Agreement, whether formed for the purpose of audit or otherwise.
10.	Ownership Status of Repayment Amount. Until the completion of transfers, each Repayment Amount is deemed to be assigned by You to the Lender under this Agreement and, therefore, shall not be deemed to be an asset maintained in Your PayPal Account or an obligation of either the Lender or PayPal to You.
11.	Term of Agreement. This Agreement shall be in full force and effect until the Total Payment Amount has been delivered to Lender pursuant to the terms of this Agreement.

5.	Information Sharing between the Lender and PayPal

Business affirmatively consents to the Lender providing information that it maintains about the Business to PayPal. For example, Business authorizes the Lender to share with PayPal customer and Account information, as well as experiential, transactional, and repayment information regarding Your activity with the Lender including amounts owed to Lender under this Agreement. The reasons Lender may share information about You includes, but is not limited to:

A.	for purposes of compliance with anti-money laundering laws and compliance with OFAC sanctions programs;
B.	pursuant to grand jury subpoenas or other valid legal processes;
C.	for purposes of reporting suspect information in cases of confirmed credit fraud; and
D.	for purposes of marketing PayPal’s products and services.

Moreover, Business authorizes Lender to advise and inform PayPal that the Business authorizes PayPal to share with the Lender experiential and transactional information regarding Your activity with PayPal including PayPal Account balances. You acknowledge and agree that the Lender may use certain PayPal information, such as fraud and risk information, seller information, and experiential and transactional information, in account opening, management, and credit decisions for Your Account.

6.	Use of Information

You agree that all information relating to You, Your Business and/or Your Account, including without limitation, Your application information, and Your balance and payment information, may be shared by Lender with PayPal, including to create and update its customer records, to assist it in better serving You with respect to Your PayPal Account, and to provide You with special promotions, and that You should have no expectation that Account information will remain private from PayPal and its affiliates (companies related by common ownership or control) or with service providers who assist in delivering services in connection with Your Account. Finally, Lender may share information as otherwise permitted by law including, without limitation, for marketing purposes. By submitting an Application for an Account, You explicitly consent to the use of such information.

7.	Book Entry System

You hereby appoint PayPal as Your agent in maintaining, and PayPal on behalf of the Lender agrees to maintain, an appropriate book entry system for the transaction under this Agreement. This section does not affect any of Borrower's obligations under this Agreement. This section does not limit or waive any of Borrower's rights.

8.	Assignments

Lender can sell, transfer or assign this Agreement and/or the Account at any time, or any of its rights under this Agreement, in whole or in part, without prior notice to You. You may not sell, transfer or assign the Account or any of Your obligations under this Agreement. Any attempt by You to assign or delegate Your obligations under this Agreement will be void and of no effect.

9.	Notices

All notices to the Lender must be sent to:

PayPal Working Capital

Attn: Executive Escalation

P.O. Box 5018

Timonium, MD 21094

We may send notices to You by email, through the PayPal Working Capital website, or by regular mail, using the contact information we have on file for You.

10.	Borrower’s Right to Terminate/ Closure of Account by Borrower During First Seventy-Two Hours

Notwithstanding any other provision of this Agreement, Borrower shall have the right to terminate this Agreement during the Cancellation Period by notifying the Lender that Borrower has decided to terminate the Agreement and returning any disbursed Loan Amount to the Lender. Such notice of closure shall occur by both (1) contacting Lender at: 877-981-2163 and (2) immediately transmitting any disbursed Loan Amount to Lender via PayPal by logging onto the PayPal Working Capital site and making a one-time payment of the entire disbursed Loan Amount. A failure to transmit the full Loan Amount to Lender under this Section 10 within the Cancellation Period will render any attempted cancellation ineffective. For sake of clarification, the full Loan Amount set forth above should be returned to the Lender prior to the conclusion of the Cancellation Period in order to effect a cancellation. Lender shall promptly refund to Borrower through its PayPal Account any Business PayPal Sales Proceeds that Lender received from PayPal during such period.

11.	Change of Address

You will notify Lender promptly of any change to Your physical, e-mail and/or website address(es). We may send notices to Your e-mail address in Our records until We have a reasonable opportunity to update Our records with any new e-mail address for You.

It is Your responsibility to keep Your primary email address up to date so that Lender can communicate with You electronically. You understand and agree that if Lender sends You an electronic communication but You do not receive it because Your primary email address on file is incorrect, out of date, blocked by Your service provider, or You are otherwise unable to receive electronic communications, Lender will be deemed to have provided the communication to You. Please note that if You use a spam filter that blocks or re-routes emails from senders not listed in Your email address book, You must add both Lender and PayPal to Your email address book so that You will be able to receive the communications sent to You regarding Your Account. You can update Your primary email address or street address at any time by logging into the PayPal website, at www.paypal.com to advise the Lender and PayPal. If Your email address becomes invalid such that electronic communications sent to You by Lender are returned, Lender may deem Your Account to be inactive, and You will not be able to transact any activity using Your PayPal Account until We receive a valid, working primary email address from You.

12.	Borrower Default

A.	Events of Default. In addition to the events of default identified elsewhere in this Agreement, You will be in default under this Agreement:
1.	If You fail to comply with any of the terms and conditions of this Agreement, including, without limitation:
1.	Failure to comply with the Minimum Payment Requirement; and/or
2.	If You exceed the limit on Catch-up Payments, as set forth in Section 2.E of this Agreement.
2.	If You fail to comply with Your representations, warranties and covenants under this Agreement and/or the Application.
3.	If You divert the Business PayPal Sales Proceeds from the PayPal Account to another PayPal account, without the consent of the Lender.
4.	If You mis-categorize transactions involving Business PayPal Sales Proceeds as person-to-person transactions, thereby decreasing the Repayment Amounts.
5.	If You fail to maintain Your PayPal Account during any period when there is an Outstanding Total Payment Amount.
6.	If You fail to keep any promise or perform any duty in this Agreement and/or the Application.
7.	If any of the following events occur, with respect to the Business: insolvency, bankruptcy, dissolution, death, legal incapacity, or issuance of an attachment, execution on judgment, or garnishment against any of Your property.

8.	If You attempt to terminate this Agreement while an Outstanding Total Payment Amount remains outstanding, except as permitted by Section 10.
9.	If You add an automated sweep function or automated settlement withdrawal to Your PayPal Account.

B.	Consequences of Borrower Default. If default occurs, Lender in its sole discretion can unilaterally terminate this Agreement, subject to Business’s obligation to deliver to Lender the Outstanding Total Payment Amount, including, without limitation, through any and all funds available in Your PayPal Account from time to time until the Total Payment Amount has been satisfied. This may happen without any prior notice to you. In addition, if a default occurs, any Outstanding Total Payment Amount shall be due and payable immediately, at Our option (subject to any applicable law to the contrary), and You agree to pay the Lender any and all damages the Lender incurs, including, without limitation, reasonable attorney's fees and court costs if permitted by applicable law, in any way relating to the Account, and agree to hold the Lender harmless from any liability it may have to any other person(s) as a result of the default. Pending repayment of any Outstanding Total Payment Amount, all other provisions of this Agreement will continue to apply and Borrower’s obligations herein shall survive termination of the Agreement.

C.	Lender’s Right to Collect. In addition to all rights and remedies available under applicable law and as otherwise set forth in this Agreement, and without waiver of any such rights and remedies, Lender may (in its sole discretion) direct PayPal to take any or all of the following actions on its behalf in order to enforce its rights to collect from Business any funds due and owing as a result of default:
1.	Place limitations on, and/or deduct funds owed to Lender from, Your PayPal Account; and/or
2.	Place limitations on, and/or deduct funds owed to Lender from, any other PayPal account of the Business; and/or
3.	Debit Business’s Back Up Funding Sources up to the total amount due and owing to Lender.

13.	Governing Law/Forum

Federal law and, to the extent not preempted by federal law, Utah law govern this Agreement and the Account, including the extension of credit to You under this Agreement. These laws govern without regard to principles of conflicts of law. We are located in Utah and, regardless of the state of Your residence, We entered into this Agreement with You in Utah. By signing this Agreement, You agree to be bound by Utah law and federal law, as applicable. THE LEGALITY, ENFORCEABILITY AND INTERPRETATION OF THIS AGREEMENT AND THE AMOUNTS CONTRACTED FOR, CHARGED AND RECEIVED UNDER THIS AGREEMENT WILL BE GOVERNED BY APPLICABLE UTAH AND FEDERAL LAWS.

14.	Credit Approval

This Account is not binding on Lender until Your credit is approved. This Agreement will be considered approved when Lender gives notice of approval to You.

15.	NO WAIVER BY LENDER

We reserve the right, at any time and in Our sole discretion not to exercise any of Our other rights under this Agreement and, should We do so, We will not waive Our right to exercise the right as set forth in this Agreement in the future. Without limiting the foregoing, We may, at Our option accept partial payments without notifying You and without releasing You from Your obligation to pay all amounts owing under this Agreement in full, or to otherwise perform the terms and conditions of this Agreement. You understand and agree that Your obligation to pay all amounts owing under this Agreement and otherwise to perform the terms and conditions of this Agreement are absolute and unconditional.

16.	Severability

If any provision of this Agreement is determined to be void or unenforceable under applicable law, rule, or regulation, all other provisions of this Agreement shall be valid and enforceable.

17.	Amendment of this Agreement.

We may amend this Agreement from time to time, in any respect, and give You written notice if required by law. An amendment may change something in this Agreement, add something new, or take something out. Amendments will apply to any Outstanding Total Payment Amount except as otherwise indicated in any written notice or as otherwise provided by applicable law.

This Agreement, together with any Application You signed or otherwise submitted in connection with the Account (which is hereby incorporated by reference in this Agreement), constitutes the entire agreement between You and the Lender relating to Your Account and supersedes any other prior or contemporaneous agreement between You and Us relating to Your Account. The terms of Your PayPal Account are unaffected by this Agreement. This Agreement may not be amended except in accordance with the provisions of this Agreement and is the final expression of the Agreement between us and may not be contradicted by evidence of any alleged oral agreement.

18.	Communications Between You and Lender

A.	Notices and Customer Service. You may send written notices, correspondence, inquiries, and questions concerning Your Account to Us at PayPal Working Capital, P.O. Box 5018, Timonium, MD 21094. You may also call Our customer service department at 1-877-981-2163.
B.	Consent to Communications. We and/or PayPal may contact You using postal mail, email, and/or telephone. If You provide Us and/or PayPal Your mobile phone number, You agree that We and/or PayPal may contact You at that number using autodialed or prerecorded calls or text messages to: (i) service Your Account and other PayPal-branded accounts, (ii) investigate or prevent fraud, or (iii) collect a debt. We and/or PayPal will not use autodialed or prerecorded calls or texts to contact You for marketing purposes unless We and/or PayPal receive Your prior express written consent. We and/or PayPal may share Your mobile phone number with service providers with whom We and/or PayPal contract to assist Us and/or PayPal with the activities listed above, but We and/or PayPal will not share Your mobile phone number with third parties for their own purposes without Your consent. You do not have to agree to receive autodialed or prerecorded calls or texts to Your mobile phone number in order to open, use and/or maintain Your Account, or use and enjoy the products and services offered by PayPal. You can decline to receive autodialed or prerecorded calls or texts to Your mobile phone number in several ways, including in Your PayPal account settings at www.paypal.com or by contacting customer support. However, We and/or PayPal may still call You directly using other means if We and/or PayPal need to speak with You. Standard telephone minute and text charges may apply.
C.	Monitoring and Recording. We and/or PayPal may monitor, tape, or electronically record Our telephone calls with You, including, without limitation, any calls with Our and/ or PayPal’s customer service department, collection department, and any other department.
D.	Emails. You consent to Us/ PayPal emailing You for any lawful purpose, including marketing. You may withdraw consent to Us/ PayPal sending You commercial emails by changing Your “email preferences” at www.paypal.com, or any other Account servicing website, or by "unsubscribing" when We/ PayPal send You an email.

19.	Agreement to Arbitrate

Please read this provision carefully. It affects Your rights and will impact how legal claims You and We have against each other are resolved, if You do not opt out of this Agreement to Arbitrate.

A.	Opt-Out Procedure. YOU CAN CHOOSE TO OPT OUT OF THIS AGREEMENT TO ARBITRATE (“OPT OUT”) BY MAILING US A WRITTEN OPT-OUT NOTICE. THE WRITTEN OPT-OUT NOTICE MUST STATE THAT YOU DO NOT AGREE TO THIS AGREEMENT TO ARBITRATE AND MUST BE POSTMARKED NO LATER THAN 30 DAYS AFTER THE DATE THAT YOU AGREE TO THE PAYPAL WORKING CAPITAL ACCOUNT AGREEMENT. THE OPT-OUT NOTICE MUST INCLUDE YOUR NAME, ADDRESS, PHONE NUMBER, EMAIL ADDRESS AND ACCOUNT NUMBER(S) TO WHICH THE OPT-OUT APPLIES. YOU MUST SIGN THE WRITTEN OPT-OUT NOTICE FOR IT TO BE EFFECTIVE. YOU MUST MAIL THE OPT-OUT NOTICE TO:

PayPal Working Capital

Attn: Executive Escalation

P.O. Box 5018

Timonium, MD 21094

This procedure is the only way You can opt out of the Agreement to Arbitrate. If You opt out of the Agreement to Arbitrate, all other parts of the PayPal Working Capital Account Agreement will continue to apply to Your Account. Opting out of this Agreement to Arbitrate has no effect on any previous, other, or future arbitration agreements that may have with Us or PayPal, including those pertaining to any prior or future PayPal Working Capital loans.

B.	You and We Agree to Arbitrate Disputes Between Us. If a dispute arises between You and Us, Our goal is to learn about and address Your concerns and, if We are unable to do so to Your satisfaction, to provide You with a neutral and cost effective means of resolving the dispute quickly. If You have a concern, please contact Us first at 877-981-2163 and We will do Our best to resolve Your concern to Your satisfaction.

Unless You opt out of the Agreement to Arbitrate, You and We each agree to resolve any Claims (as defined below) in accordance with the provisions set forth in this Agreement to Arbitrate. Pursuant to this Agreement to Arbitrate, any Claims will be resolved exclusively through final and binding arbitration, rather than in court, except that You may assert Claims in small claims court, if Your claims qualify and so long as the matter remains in such court and advances only on an individual (non-class, non-representative) basis. The PayPal Working Capital Account Agreement evidences a transaction in interstate commerce, and thus the Federal Arbitration Act, 9 U.S.C. § 1 et seq., governs the interpretation and enforcement of this Agreement to Arbitrate. This Agreement to Arbitrate is intended to be broadly interpreted. The Agreement to Arbitrate shall survive the closing of your Account and/or the termination of the PayPal Working Capital Account Agreement.

C.	Claims subject to Arbitration. We and You (including the Business, Authorized Representative, if applicable, users, custodians, and beneficiaries of Your Account) agree to arbitrate any and all disputes or claims between You and Us including claims involving PayPal and/or its or the Lender’s agents, employees, officers, directors, predecessors in interest, and successors and assigns (“Claim(s)”). Claims include, but are not limited to:

•	Federal and state statutory claims, common law claims, and those based in contract, tort, fraud, misrepresentation or any other legal theory;
•	Claims or disputes that arose before the effective date of the PayPal Working Capital Account Agreement (including, but not limited to, claims relating to advertising, promotions, or disclosures); and
•	Claims or disputes that may arise after the termination of the PayPal Working Capital Account Agreement.

D.	Notice of Dispute. A party who intends to initiate an arbitration must first send to the other, by certified mail, a letter describing the Claim (a “Notice of Dispute”). Any Notice of Dispute sent to the Lender and/or PayPal should be addressed to:

PayPal Working Capital

Attn: Executive Escalation

P.O. Box 5018

Timonium, MD 21094

Any Notice of Dispute sent to You by Us shall be sent to the address in the Lender’s records that is associated with Your Account at the time the Notice of Dispute is sent; it is Your responsibility to keep Your mailing address up to date. The Notice of Dispute must (a) describe the nature and basis of the Claim; (b) set forth the specific relief sought; (c) set forth the name and address of the claimant; and (d) include the Account Number to which the Claim relates.

If You and We are unable to resolve the Claims described in the Notice of Dispute within 30 days after the Notice of Dispute is sent, You or We may commence an arbitration proceeding before the American Arbitration Association (“AAA”) or, if the AAA is unavailable, such other arbitration provider to which the parties agree or the court selects. A form for initiating arbitration proceedings is available on the AAA’s website at www.adr.org.

E.	Prohibition of Class and Representative Actions and Non-Individualized Relief. YOU AND WE AGREE THAT EACH OF US MAY BRING CLAIMS AGAINST THE OTHER ONLY ON AN INDIVIDUAL BASIS AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE ACTION OR PROCEEDING. UNLESS BOTH YOU AND WE AGREE OTHERWISE, THE ARBITRATOR(S) MAY NOT CONSOLIDATE OR JOIN MORE THAN ONE PERSON’S OR PARTY’S CLAIMS AND MAY NOT OTHERWISE PRESIDE OVER ANY FORM OF A CONSOLIDATED, REPRESENTATIVE, OR CLASS PROCEEDING. ALSO, THE ARBITRATOR(S) MAY AWARD RELIEF (INCLUDING MONETARY, INJUNCTIVE, AND DECLARATORY RELIEF) ONLY IN FAVOR OF THE INDIVIDUAL PARTY SEEKING RELIEF AND ONLY TO THE EXTENT NECESSARY TO PROVIDE RELIEF NECESSITATED BY THAT PARTY’S INDIVIDUAL CLAIM(S). ANY RELIEF AWARDED CANNOT AFFECT OTHER PAYPAL WORKING CAPITAL ACCOUNTHOLDERS.

F.	Arbitration Procedures. Arbitration is more informal than a lawsuit in court. Arbitration uses a neutral arbitrator or arbitrators instead of a judge or jury, and court review of an arbitration award is very limited. However, the arbitrator(s) can award the same damages and relief on an individual basis that a court can award to an individual. The arbitrator(s) also must follow the terms of the PayPal Working Capital Account Agreement as a court would. All issues are for the arbitrator(s) to decide, except that issues relating to arbitrability, the scope or enforceability of this Agreement to Arbitrate, or the interpretation of the subsection above entitled "Prohibition of Class and Representative Actions and Non-individualized Relief," shall be for a court of competent jurisdiction to decide. The arbitration will be conducted by the AAA under its rules and procedures, including the AAA's Commercial Arbitration Rules, as modified by this Agreement to Arbitrate. The AAA's rules are available at www.adr.org.

The arbitration shall be held in the county in which You reside or at another mutually agreed location. If the value of the relief sought is $10,000 or less, You or We may elect to have the arbitration conducted by telephone or based solely on written submissions, which election shall be binding on You and Us subject to the discretion of the arbitrator(s) to require an in-person hearing, if the circumstances warrant. Attendance at an in-person hearing may be made by telephone by You and/or Us, unless the arbitrator(s) requires otherwise.

The arbitrator(s) will decide the substance of all Claims in accordance with applicable law, including recognized principles of equity, and will honor all claims of privilege recognized by law. The arbitrator(s) shall not be bound by rulings in prior arbitrations involving different PayPal Working Capital accountholders, but is/are bound by rulings in prior arbitrations involving the same PayPal Working Capital accountholder to the extent required by applicable law. The award of the arbitrator(s) shall be final and binding, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Any settlement offer made by You or Us shall not be disclosed to the arbitrator.

G.	Costs of Arbitration. Payment of all filing, administration and arbitrator fees will be governed by the AAA's rules, unless otherwise stated in this Agreement to Arbitrate. If the value of the relief sought is $10,000 or less, at your request, We will pay all filing, administration, and arbitrator fees associated with the arbitration. Any request for payment of fees by Us should be submitted to the AAA in your Demand for Arbitration and We will make arrangements to pay all necessary fees directly to the AAA. If the value of the relief sought is more than $10,000 and you are able to demonstrate that the costs of accessing arbitration will be prohibitive as compared to the costs of accessing a court for purposes of pursuing litigation on an individual basis, We will pay as much of the filing, administration, and arbitrator fees as the arbitrator deems necessary to prevent the costs of accessing arbitration from being prohibitive. In the event the arbitrator determines the Claim(s) you assert in the arbitration to be frivolous, you agree to reimburse Us for all fees associated with the arbitration paid by Us on your behalf that you otherwise would be obligated to pay under the AAA's rules.

H.	Severability. With the exception of any of the provisions in the subsection of this Agreement to Arbitrate titled "Prohibition of Class and Representative Actions and Non-Individualized Relief," if a court decides that any part of this Agreement to Arbitrate is invalid or unenforceable, the other parts of this Agreement to Arbitrate shall still apply. If a court decides that any of the provisions in the subsection of this Agreement to Arbitrate titled "Prohibition of Class and Representative Actions and Non-Individualized Relief" is invalid or unenforceable, then the entirety of this Agreement to Arbitrate shall be null and void. The remainder of the PayPal Working Capital Account Agreement will continue to apply.